SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2008

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                    (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Reports Results of Annual General Meeting dated August 21, 2008.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Reports Results of Annual General Meeting

Thursday August 21, 11:45 pm ET

YAHUD, Israel, August 21 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS; TASE: MAGS), today announced the results of its Annual General Meeting of Shareholders held on August 20, 2008, at the Company's headquarters in Yehud, Israel.

Following are the meeting results with respect to the different items on the agenda:

    1. Election of Jacob Perry, Jacob Even-Ezra, Izhar Dekel, Nathan Kirsh, Jacob Nuss and Zeev Livne as Directors of the Company - was approved

    2. Terms of compensation for certain of the Company's Directors - was approved

    3. Terms of compensation of Mr Jacob Perry, Chairman of the Board - was approved.

    4. Extension of the exercise period of Share Options granted to Mr. Jacob Even-Ezra, a Company Director and former Chairman of the Board - was approved

    5. Grant of a bonus to Mr Izhar Dekel, the Company's Chief Executive Officer
       - was not approved

    6. Amendment to the Company's Articles of Association providing for the grant of the authority to appoint, dismiss and set the terms of employment Company officers (excluding the Company's Directors and Chief Executive Officer) to the Company's Chief Executive Officer - was not approved

    7. Amendments to the Company's Articles of Association in order to conform those provisions with respect to Directors and Officers liability insurance and indemnification to meet the requirements of the Israeli Companies Law - was approved.

    8. Amendment to the Company's 2003 Israeli Share Option Plan, to extend its term and to increase the number of ordinary shares reserved and authorized for issuance thereunder - was approved

    9. Reappointment of Kost Forer Gabbay & Kasierer, independent registered public accountants, a member firm of Ernst & Young Global, as the Company's independent registered public accountants for the year ending December 31, 2008 and to authorize the Company's audit committee to fix the remuneration of the auditors in accordance with the volume and nature of their services - was approved

About Magal Security Systems, Ltd.

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats.

Magal trades under the symbol MAGS in the U.S. on the Nasdaq Global Market and in Israel on the Tel-Aviv Stock Exchange (TASE).

    Contacts:

    Company                               Investor Relations
    Magal Security Systems, Ltd           Gelbart Kahana Investor Relations
    Lian Goldstein, CFO                   Ehud Helft/Kenny Green
    Tel: +972-3-5391444                   Tel: +1-866-704-6710
    Fax: +972-3-5366245                   E-mail: info@gkir.com
    E-mail: magalssl@trendline.co.il

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/ Izhar Dekel
                                                ---------------
                                                Izhar Dekel
                                                Chief Executive Officer



Date:  August 25, 2008